Fundamental Investors, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 12/31/08
File number 811 – 00032

77C.              Matters submitted to a vote of security holders.

a)           Meeting of shareholders – August 7, 2008

(1)           Directors elected:

Director	Votes For	Votes Withheld

Ronald P. Badie	895,887,696	14,491,470
Joseph C. Berenato	896,178,585	14,200,581
Louise H. Bryson	896,031,526	14,347,640
Robert J. Denison	896,135,683	14,243,482
Robert A. Fox	895,404,772	14,974,394
Leonade D. Jones	895,844,816	14,534,350
John G. McDonald	895,099,750	15,279,415
Gail L. Neale	895,365,861	15,013,304
Dina. N. Perry	896,197,929	14,181,236
Henry E. Riggs	895,450,340	14,928,825
James F. Rothenberg	896,211,805	14,167,361
Patricia K. Woolf	895,253,027	15,126,139